UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 148,837,330 shares
8. Shared Voting Power
9. Sole Dispositive Power 148,837,330 shares
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,837,330 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 53.9%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 148,837,330 shares
8. Shared Voting Power
9. Sole Dispositive Power 148,837,330 shares
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,837,330 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 53.9%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 23 amends and supplements the Statement on Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008 and July 8, 2008 and as amended by that certain Schedule TO-T filed with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda , on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (the “Common Stock”), of MGM MIRAGE, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 23 shall have the meaning set forth in the Schedule 13D.

Item	2. Identity and Background.

Item 2 is hereby amended by deleting the second sentence of the second paragraph thereof and replacing it with the following:

On September 3, 2008, without admitting or denying the findings of the Securities and Exchange Commission (the “SEC”), Tracinda consented to the entry of an administrative order by the SEC pursuant to Section 21 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the order, entitled In the Matter of Tracinda Corporation (the “Order”), the SEC found that Tracinda’s failure to disclose a plan to sell 28 million shares of General Motors Corporation stock in a November 22, 2006 Schedule 13D amendment and its statement that it might acquire additional shares constituted violations of Section 13(d)(2) of the Exchange Act and Rules 12b-20 and 13d-2(a) under the Exchange Act. No penalty was imposed pursuant to the Order.

During the last five years, Tracinda (i) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (ii) other than as disclosed above, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2008

TRACINDA CORPORATION

a Nevada Corporation

By: /s/ Anthony L. Mandekic

Name: Anthony L. Mandekic

Title: Secretary/Treasurer

September 3, 2008

KIRK KERKORIAN

By: /s/ Anthony L. Mandekic

Name: Anthony L. Mandekic

Title: Attorney-in-Fact *

* Power of Attorney previously filed as Exhibit A to the Schedule 13D.